UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-845, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Details of the Agenda for Extraordinary General Meeting of Shareholders

On October 29, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed details of the agenda for its extraordinary general meeting of shareholders to be held on November 21, 2014, which are as follows:

•	Agenda: Appointment of executive director

•	Details of the nominee for executive director:

Name (Date of Birth)	Current Position	Career		Education		Nationality	Term of Office
Jong Kyoo Yoon (New appointment) (10/13/1955)	Senior Advisor, Kim & Chang	•	Deputy President, Chief Financial Officer and Chief Risk Officer, KB Financial Group			Republic of Korea	3 years (11/21/2014 – 11/20/2017)
		•	Senior Advisor, Kim & Chang	•	Ph.D. in Business Administration, Sungkyunkwan University
		•	Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank	•	M.A. in Business Administration, Seoul National University
		•	Senior Executive Vice President, Chief Financial Officer and Chief Strategic Officer, Kookmin Bank	•	B.A. in Business Administration, Sungkyunkwan University
		•	Senior Partner, Samil Accounting Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: October 29, 2014	By: /s/ Woong-Won Yoon

(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO